Filed by First Merchants Corporation pursuant

to Rule 425 of the Securities Act of 1933, as

amended, and deemed filed pursuant to Rule

14a-12 of the Securities Exchange Act of 1934,

as amended

Subject Company: Level One Bancorp, Inc.

Commission File No: 001-38458

Date: November 4, 2021

November 4, 2021 Fellow Level One Bank team members: We are excited to announce that Level One Bank is planning to join First Merchants Bank. The boards of First Merchants Corporation and Level One Bancorp, Inc. have approved an agreement to merge our two companies. Pending finalization, Level One will join the First Merchants team. We’re sure that you have many questions about your employment, your customers and your community. Our intention is to join together in a planned process that takes into consideration all of your valid concerns. The partnership process includes three primary milestones: Public Announcement (occurring today), Legal Close (when Level One legally becomes part of First Merchants) and System Integration (when we migrate your customers into First Merchants products and systems and rebrand Level One Bank to First Merchants Bank). The enclosed materials are intended to provide you with some initial information. We also believe in honesty and want to assure you that you will receive regular, on-going communication throughout the entire process. Let us begin by sharing who First Merchants is. Founded in 1893 and headquartered in Muncie, Indiana, First Merchants is a $15.1B asset organization. The bank operates as First Merchants Bank and First Merchants Private Wealth Advisors, and supports customer needs through three primary lines of business: Commercial Banking, Personal Banking and Private Wealth Advisors. As the largest financial services holding company headquartered in Central Indiana, the “whole bank” delivery model creates a competitive advantage. This includes delivering high levels of responsiveness and knowledge through all lines of business while leveraging high-quality administration and expertise. We’re confident our planned partnership will be mutually beneficial to our customers, communities and shareholders, as well as you, our team members. Looking forward, the combined strength of our companies will allow us to offer a wider array of services, more access and a better overall banking experience. As one company, we will also be better positioned to provide opportunities for talented team members like you. First Merchants respects and values people as a competitive advantage, offering a comprehensive benefits package, family-friendly work environment, and a variety of learning and development opportunities. Like Level One, FMB believes in helping others and encourages volunteer efforts with paid time off for community days. We’re sure you have questions about First Merchants and what this news means to you and your customers. As we prepare to combine our organizations, rest assured that we will remain true to the principles that both of our companies were founded on and what has made our stories great: local decisions, customer focus, community involvement and engaged teammates. The entire First Merchants team is excited for our partnership and to continue delivering on our promise to clients and communities alike when we say, we believe in the story of you. Mark Hardwick Patrick Fehring    CEO, First Merchants Bank Chairman and CEO, Level One Bank 2

Your welcome packet includes: Message from First Merchants CEO Mark Hardwick Page 1 Contents & Forward-Looking Statement    Page 2 Key Messages & Talking Points    Pages 3-5 First Merchants Locations    Page    6 First Merchants Community Benefits Agreement Pages 7-8 First Merchants Fact Sheet    Pages 9-10 First Merchants History                Page    11 How We Deliver                Page    12 First Merchants Benefit Information    Pages 13-15 Executive Bios                Pages 16-30 Additional Information Communications in this document do not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any proxy vote or approval. First Merchants will file a Registration Statement on Form S-4 with the Securities and Exchange Commission (“SEC”) in connection with the proposed merger of Level One Bancorp, Inc. (“Level One”) with and into First Merchants that will include a proxy statement for Level One and a prospectus for First Merchants, which, when finalized, will be submitted to Level One common shareholders for their consideration. INVESTORS ARE URGED TO READ THE PROXY STATEMENT-PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS CONCERNING THE PROPOSED TRANSACTION, TOGETHER WITH ALL AMENDMENTS OR SUPPPLEMENTS TO THOSE DOCUMENTS, AS THEY WILL CONTAIN IMPORTANT INFORMATION. When filed, this document and other documents relating to the merger filed by First Merchants and Level One can be obtained free of charge from the SEC’s website at www.sec.gov. These documents also can be obtained free of charge by accessing First Merchant’s website at www.firstmerchants.com under the tab “Investors Relations” and then under “SEC Filings.” Alternatively, these documents, when available, can be obtained free of charge from First Merchants upon written request to First Merchants Corporation, 200 East Jackson Street, Muncie, IN 47305, Attention: Corporate Secretary, or by calling (765) 747-1500, or from Level One, upon written request to Level One Bancorp, Inc., 32991 Hamilton Court, Farmington Hills, MI 48334, Attention: Investor Relations, or by calling (888) 880-5663. First Merchants and Level One and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the common shareholders of Level One in connection with the proposed merger. Information about the directors and executive officers of First Merchants is set forth in the proxy statement for First Merchants’ 2021 annual meeting of shareholders, as filed with the SEC on Schedule 14A on April 1, 2021, which information has been updated by First Merchants from time to time in subsequent filings with the SEC. Information about the directors and executive officers of Level One will be set forth in the Proxy Statement-Prospectus relating to the proposed merger when it becomes available. Additional information regarding the interests of these participants, including Level One’s officers and directors, will also be included in the Proxy Statement-Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described above. Forward-Looking Statements This document contains forward-looking statements made pursuant to the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements can often, but not always, be identified by the use of words like “believe”, “continue”, “pattern”, “estimate”, “project”, “intend”, “anticipate”, “expect” and similar expressions or future or conditional verbs such as “will”, would”, “should”, “could”, “might”, “can”, “may”, or similar expressions. These forward-looking statements include, but are not limited to, statements relating to the expected timing and benefits of the proposed merger (the “Merger”) between First Merchants and Level One, including future financial and operating results, cost savings, enhanced revenues, and accretion/dilution to reported earnings that may be realized from the Merger, as well as other statements of expectations regarding the Merger, and other statements of First Merchants’ goals, intentions and expectations; statements regarding the First Merchants’ business plan and growth strategies; statements regarding the asset quality of First Merchants’ loan and investment portfolios; and estimates of First Merchants’ risks and future costs and benefits, whether with respect to the Merger or otherwise. These forward-looking statements are subject to significant risks, assumptions and uncertainties that may cause results to differ materially from those set forth in forward-looking statements, including, among other things: the risk that the businesses of First Merchants and Level One will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; expected revenue synergies and cost savings from the Merger may not be fully realized or realized within the expected time frame; revenues following the Merger may be lower than expected; customer and employee relationships and business operations may be disrupted by the Merger; the ability to obtain required regulatory approvals or the approval of Level One’s common shareholders, and the ability to complete the Merger on the expected timeframe; possible changes in monetary and fiscal policies, and laws and regulations; the effects of easing restrictions on participants in the financial services industry; the cost and other effects of legal and administrative cases; possible changes in the credit worthiness of customers and the possible impairment of collectability of loans; fluctuations in market rates of interest; competitive factors in the banking industry; changes in the banking legislation or regulatory requirements of federal and state agencies applicable to bank holding companies and banks like First Merchants’ affiliate bank; continued availability of earnings and excess capital sufficient for the lawful and prudent declaration of dividends; changes in market, economic, operational, liquidity, credit and interest rate risks associated with the First Merchants’ business; the severity and duration of the COVID-19 pandemic and its impact on general economic and financial market conditions and our business, results of operations, and financial condition; and other risks and factors identified in each of First Merchants’ filings with the Securities and Exchange Commission. First Merchants does not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this press release. In addition, First Merchants’ past results of operations do not necessarily indicate its anticipated future results. 3

Level One Bank/First Merchants Bank Partnership    KEY MESSAGES - Subject to approval by Level One Bancorp Inc.’s shareholders and banking regulators, we plan to merge Level One Bank with First Merchants Bank. —With this combination, the company will be approximately $17.6 billion in combined assets, providing financial strength and the ability to continue our mission of being a high performing, customer-centric company. —The planned combination of Level One Bank and First Merchants Bank represents an alliance between two well-respected and like-minded companies. The combination of Level One Bank and First Merchants Bank provides clients, teammates, and communities with: o Innovative products and services for both Consumer and Commercial clients o Larger balance sheet for Commercial clients to access o The power and convenience of a single-source partner for all your financial needs o Access to a comprehensive suite of wealth management and private banking services o Opportunities for employment and career growth o Greater impact through community commitment o Even more responsive and knowledgeable banking (centers of influence) o More bankers delivering our knowledge edge o Increased convenience through more locations and digital banking options • We share a vision of providing relationship-focused community banking, while striving to become the highest performing bank in every market we serve. The core values of both companies include a commitment to local decision making, personal service, long-term relationships, and community involvement. • Level One Bank will be integrated into the Michigan region of First Merchants Bank, providing robust growth opportunities in southeast Michigan and northwest Ohio. • First Merchants Corporation is currently a $15 billion financial services holding company—the largest headquartered in Central Indiana. Looking forward, our bank would have approximately $17.6 billion in combined assets, giving us the ability to leverage costs and expenses (economies of scale) for items such as health insurance, IT, internal processing, regulatory and compliance management, and others. • First Merchants has a solid balance sheet with a history of strong earnings, and—most importantly—has been serving and providing trusted advice to local communities, like those in Oakland, Wayne, Washtenaw, Malcomb, Kent and Jackson Counties, for over 125 years. • For customers, this combination would support broader access to diverse product and service offerings, including higher commercial lending limits, a full suite of wealth management and private banking services, enhanced online and mobile banking solutions, and more. 4

We intend to finalize the combination of Level One Bank and First Merchants Bank in the first half of 2022 pending the necessary approvals. • The boards of both companies have already signed an agreement to merge. • Next, we plan to get approval from regulators and the shareholders of Level One Bank. • We look forward to finalizing the combination once final approvals are obtained. Who is First Merchants? • First Merchants is the largest financial services company headquartered in Central Indiana, with over 100 locations in Indiana, Ohio, Illinois, and Michigan. • First Merchants’ community banking history dates back to 1893, with experience spanning more than 125 years. • First Merchants provides customers with financial services delivered locally by bankers who are known and trusted in their communities. Like Level One Bank, First Merchants takes pride in building deep, lifelong relationships with customers through personal service and a relationship-driven approach. • The First Merchants family includes First Merchants Bank and First Merchants Private Wealth Advisors with a full suite of wealth management and private banking services. Will you be keeping all Level One banking centers? • Like most banks, First Merchants regularly conducts an annual review of locations to ensure optimal placement and availability for how to best meet continually evolving customer and community needs. That review allows us to understand changes in how customers choose to bank with us and enables us to make adjustments to our location placements as needed. The review also includes potentially updating facilities or investing in new locations. Over the coming months, our teams will work together to assess our soon-to-be combined banking center footprint in the Michigan region. Eventually, the Level One locations will become part of First Merchants’ regular annual process. • After the integration is complete, Level One customers will benefit from access to even more locations throughout southeastern Michigan and when traveling to neighboring states such as Indiana, Ohio, and Illinois. Will my account number/debit card/fees/loan change? • For now, it’s business as usual. You may do your banking as usual, using your existing account numbers, logins, etc. Continue to make loan payments as you normally would. • Most account numbers won’t change unless they are duplicates. As we prepare to finalize our partnership, we’ll be evaluating accounts and planning to integrate our systems. We pledge to communicate any necessary changes to you in a clear and timely manner. 5

Will the name of my bank change? • As part of our planned partnership, Level One Bank will be proudly taking the First Merchants Bank name, but the people who serve our great customers will not change. • We believe that banking is personal, and pledge to continue to provide the same personal service and relationship-driven approach you’re accustomed to, from the same dedicated people you know and trust. The local service and community banking principles Level One stands for are alive and well. • By taking on a new name, we will be better able to deliver the strength our larger company offers, while keeping our promise to support your ability to deliver personal service every day. When will I be able to use First Merchants Banking Centers? • We expect our systems to be integrated during the third quarter of 2022. Until then, you should continue to use Level One Bank locations as usual.    Why is this happening? Why First Merchants? • Over the next few days, you may read headlines that state “First Merchants Acquires Level One Bank” or “Level One Bank Sells to First Merchants.” While those headlines are technically correct, they don’t properly convey the real spirit of the transaction. Level One Bank and First Merchants believe this to be a partnership between two like-minded banks with similar cultures joining together to better serve our clients and communities. o Patrick Fehring, Chairman and Chief Executive Officer of Level One stated, “We believe our partnership with First Merchants will provide tremendous benefits to our customers, shareholders and communities as we look forward to continuing the legacy of exceptional customer service, local responsiveness and strong community engagement that has defined Level One Bank since it was founded in 2007.” • First Merchants shares many of the same core values and beliefs that we hold dear at Level One – a focus on the customer, local decision making, and a commitment to the community to name a few. • First Merchants’ strong capital position allows for larger commercial and small business credits, spurring additional economic and community development opportunities, all while preserving a customer-centric approach. Additionally, Level One Bank clients will benefit from enhanced product and service offerings, the convenience of a larger banking center and ATM network, and significantly enhanced commercial banking lending limits. 6

FIRST MERCHANTS CORPORATION | A Leading Midwest Banking Franchise


Grand Rapids
Ann Arbor
Detroit
Monroe
Michigan
Munster
Fort Wayne
Ohio
Illinois
Lafayette
Muncie
Indianapolis
Columbus
Indiana
Ann Arbor
Detroit
Monroe
Current First Merchants Locations
LEVL Locations

PRO FORMA FINANCIAL HIGHLIGHTS[1]

Ticker:	FRME
Headquarters:	Muncie, IN
Founded:	1893
Banking Centers:	122
Assets:	$17.6 Billion
Loans:	$10.8 Billion
Deposits:	$14.4 Billion

[1]Balance sheet figures as of September 30, 2021 and do not include any merger related adjustments.

First Merchants Corporation

STANDING IN THE GAP COMMUNITY BENEFITS AGREEMENT 2020 For over 125 years, First Merchants has served as a bridge for our neighbors and their commu nities and businesses, connecting them to the resources needed to reach their financial goals. Moving forward, we are expanding on that mission with a commitment to support financially challenged families and populations. We are Standing in the Gap for them with an ambitious five-year plan to invest $1.4 billion in the communities we serve across the Midwest. Through this initiative, we aim to increase mortgage lending, small business lending, community development, philanthropic efforts and access to our banking centers for clients of all backgrounds. Building on our company history of philanthropy and community development, we are proud to outline the ways First Merchants will continue to invest in individuals, families and businesses. Together, we can create solutions that allow communities to flourish.    INVESTMENT TYPE    AMOUNT Mortgage Lending to LMI Borrowers and Communities $398M Small Business Lending in LMI and Rural Communities$423M Community Development Lending & Investments$580M Philanthropy and Community Engagement$3.4M Branch Distribution and Access$10M TOTAL$1.4B    MORTGAGE LENDING In an effort to connect the distance between our neighbors and their dream of home ownership or improvement, First Merchants is proud to fund $398 million over five years in home purchase and home improvement mortgage lending. Prioritizing low- and moderate-income families in Ohio, Indiana, Michigan and the Chicagoland area, we’ll offer assistance by using a combination of government programs, down payment assistance programs, home improvement grants, first-time homebuyer assistance and small dollar loans. By leveraging our existing partnerships with local nonprofits, government entities, real estate brokers, advisory councils and other community organizations, we will develop programs that best suit each community through ongoing feedback. We will also expand our financial wellness programs and increase the number of community lending officers in underserved regions. We have already contributed funds to the creation of a HUD-certified program and fair housing center to increase our number of qualified loan applications. 800.205.3464    firstmerchants.com 8

SMALL BUSINESS LENDING
By expanding the reach of our lending, we’ll bring the possibility of small business success within the grasp of a wider range of entrepreneurs. Over the next five years, First Merchants plans to increase small business lending through the Community Reinvestment Act by 8% and lending to low- and moderate-income populations by 34%.
To achieve this goal, we will work with organizations in the community to meet lending needs, including Small Business Administration micro-lenders and the Community Development Financial Institutions Fund. We will focus on partnering with nonprofits supporting small businesses owned by women, people of color, Hispanic individuals and people age 63 and older. Each banking center will have the resources and personnel necessary to help small businesses succeed. COMMUNITY DEVELOPMENT LENDING & INVESTMENT Every community has a goal for improvement, an ambitious purpose always visible on the horizon. We’ll foster community efforts to reach those objectives with a focus on extension of credit to provide affordable housing, economic development, revitalization and additional services for low- and moderate-income individuals. We will dedicate resources to organizations offering alternatives to payday lending. We have added a dedicated commercial relationship manager to our staff to coordinate qualifying tax credit, Low-Income Housing Tax Credit and other Community Reinvestment Act real estate opportunities. We also have a commercial banker fully focused on public finance opportunities and lending for municipalities, school corporations and economic development bonds.
Addressing the needs of each individual community, our portfolio of investments will consist of qualifying municipal bonds, mortgage-backed securities, market investments, grants, tax credits and Qualified Small Business Investment Corporations.
PHILANTHROPY & COMMUNITY ENGAGEMENT
In all our communities, existing organizations are already working to span the divide for those in need. As part of our new plan, we’ll expand our support for these philanthropic causes, designating 42% of our grants and sponsorships to Community Reinvestment Act-eligible organizations, especially those supporting low- and moderate-income communities. First Merchants will also designate resources toward organizations offering capacity building, workforce training and assistance for older adults. We will continue to support community activities and sponsorships while investing in affordable housing, economic development and neighborhood redevelopment.
Our philanthropic efforts are deeply ingrained in our organization’s history. On an institutional level, we encourage our employees to take part in philanthropic efforts by providing eight hours of paid time off for community service and an opportunity to join us in supporting United Way through its annual campaign. We also encourage our employees to join boards and community organizations that share our mission of community development.
BRANCH DISTRIBUTION & ACCESS
Since 1893, we’ve consistently expanded our banking network, connecting new communities and neighbors with financial tools to help them thrive. That growth will continue as First Merchants is committing $10 million over five years to open five new banking centers and/or loan production offices. We are expanding access to our services by adding new banking centers in Marion County, Ind.; Lake County, Ind.; Franklin County, Ohio; and Wayne County, Mich.
Our banking centers will reflect the communities they serve. With the addition of these banking centers, First Merchants will be able to offer additional jobs to the community and expand the diversity of our workforce, from entry level to management.
VISIT FIRSTMERCHANTS.COM/COMMUNITY FOR DETAILS
800.205.3464    firstmerchants.com

FIRST MERCHANTS CORPORATION | 3Q21 FACT SHEET

VISION
To enhance the financial wellness of the diverse communities we serve

MISSION
To be the most responsive, knowledgeable and high-performing bank for our clients, teammates and shareholders

FIRST MERCHANTS CORPORATION ANNOUNCES THIRD QUARTER 2021 EARNINGS PER SHARE

First Merchants Corporation (NASDAQ - FRME) has reported third quarter 2021 net income of $52.8 million compared to $36.2 million during the same period in 2020, an increase of 45.7 percent. Earnings per share for the period totaled $.98 per share compared to the third quarter of 2020 result of $.67 per share. Year-to-date net income totaled $157.8 million compared to $103.5 million during the nine months ended September 30, 2020, an increase of 52.5 percent. Year-to-date earnings per share totaled $2.92 compared to $1.91 during the same period in 2020.

Total assets equaled $15.1 billion as of September 30, 2021 and loans totaled $9.0 billion. The Corporation experienced organic loan growth of $503.9 million, or 6.0 percent during the last twelve months, offset by the forgiveness of Paycheck Protection Program ("PPP") loans which accounted for a decline of $703.3 million. As a result, the loan portfolio decreased by $199.5 million, or 2.2 percent, during that period. Organic loan growth, on an annualized basis, was 5.8 percent in the third quarter 2021. Investments increased $1.5 billion, or 51.6 percent, during the last twelve months and now total $4.4 billion. Total deposits equaled $12.3 billion as of quarter-end and increased by $1.4 billion, or 13.2 percent, from the same period in 2020.

The Corporation's Allowance for Credit Losses – Loans totaled $200.0 million as of quarter-end, or 2.21 percent of total loans. Net recoveries for the quarter totaled $0.2 million and no provision expense was recorded. Provision expense taken during the three and nine months ended September 30, 2020 of $12.5 million and $54.2 million, respectively, reflected our view of increased credit risk related to the COVID-19 pandemic. Non-accrual loans totaled $51.5 million as of quarter-end.

Mark Hardwick, Chief Executive Officer, stated, "We are having a record year powered by strong balance sheet growth and high levels of profitability. We remain optimistic about the remainder of 2021 and our ability to deliver high levels of performance in 2022."

FINANCIAL HIGHLIGHTS as of 9.30.2021

$15.1 BILLION Total Assets	
$9.0 BILLION Total Loans	
$12.3 BILLION Total Deposits	
$6.3 BILLION Assets Under Advisement*	

YTD ROAA:	1.43%
YTD RETURN ON TCE:	16.65%
TCE/TA:	8.94%
MARKET CAP:	$2.2B
DIVIDEND YIELD:	2.63%
PRICE / TANGIBLE BOOK:	1.72x
PRICE / 2021 EST. EPS	11.2x

272,485 Customers	106 Banking Centers	166 ATMs

*Assets Under Management - $3.3 Billion

LARGEST FINANCIAL HOLDING SERVICES COMPANY HEADQUARTERED IN CENTRAL INDIANA


Michigan
Illinois
Ohio
Indiana
Fort Wayne
Lafayette
Muncie
Indianapolis
Columbus
Monroe

THIRD QUARTER 2021 HIGHLIGHTS

Net Income & EPS	ROA (Annualized)	ROE & ROTCE (Annualized)
$52.8 MILLION	1.41% ROA	11.17% ROE
$0.98 PER SHARE	1.65% PTPP ROA	16.33% ROTCE

- 5.8% annualized loan growth, excluding PPP loans
- Deployment of Online Account Origination technology

TRACK RECORD OF SHAREHOLDER VALUE

10-YEAR TOTAL RETURN (9.30.2011 - 9.30.2021)


First Merchants
514.5%
SNL U.S. BANK
253.2%

TANGIBLE BOOK VALUE PER SHARE


$9.21
$9.64
$10.95
$12.17
$13.65
$14.68
$15.85
$16.96
$19.12
$21.94
$24.27
$24.31
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
YTD'21

ANALYST COMMENTS

PIPER I SANDLER, OCTOBER 2021
BUMPING UP EPS ESTIMATES; REITERATE OW RATING

FRME posted another solid Q punctuated by good underlying loan growth (~ 6% LQA ex-PPP), a stable underlying NIM (~ 3.00% ex-PPP), and excellent credit trends (incl. a 10% L/Q improvement in NPAs and net recoveries).

Looking ahead, we believe the outlook remains very solid, and it puts a little upward pressure on our EPS expectations. For instance, we see continued mid-to-high single digit underlying loan growth for the foreseeable future, we see a stable underlying NIM (in fact, securities purchase yields of ~ 2.20% exceed the rate at which cash flow roll-off of ~ 2.00%), and credit performance remains excellent. Along those lines, we see virtually no provision needs over the next several Q's as FRME normalizes its elevated 2.21% reserve by growing into more of a "steady-state" level over time.

RAYMOND JAMES, OCTOBER 2021
RAISING EPS ESTIMATES FOR STRONGER REVENUE; REITERATE OUTPERFORM

We reiterate our Outperform rating on FRME shares following its release of 3Q results. It was another solid quarter with an EPS beat of consensus, solid balance sheet growth and strong profitability. Profitability and growth expectations remain solid, and we believe investors will continue to be attracted to the consistent growth and strong profitability from this high-quality bank. We believe they should be willing to pay a higher price for it and shares deserve to trade at a substantial premium to peers.

JANNEY, OCTOBER 2021
REITERATE BUY, INCREASE FWD. EPS – WELL POSITIONED TO DELIVER STRONG EARNINGS

FRME delivered a strong EPS beat on better than expected revenues, which produced a healthy Pretax Pre-Provision ROAA of 1.6%. Highlights included solid loan (ex PPP) and core deposit growth, a stable core NIM, a continued reduction in cost of deposits, solid contribution from fee income, excellent credit quality including peer leading reserve coverage, increasing capital levels and TBV.

Reiterate Buy. We continue to be positive on FRME and view risk reward dynamics favorably given the company's solid growth outlook, attractive profitability profile, excellent credit quality position, rate sensitive balance sheet, and optionality that a strong capital base provides to increase shareholder value.

First Merchants

First Merchants
WWW.FIRSTMERCHANTS.COM

First Merchants History



First Merchants Corporation has a rich history that dates back to 1893, when the bank was Merchants National Bank of Muncie. Through many years of acquisitions, mergers and charter consolidations, First Merchants Bank was established.

First Merchants Corporation has continually increased its capital strength through steady growth, sound financial management and a commitment of personal service to our customers. Since our modest beginnings over a century ago, personal, reliable and professional customer service was exhibited when daily entries in hand written journals were made. Today with significant improvements in our processes, via advancements in technology, the Corporation's commitment to personalized customer service is just as important as it was the first day we opened our doors for business.

Service and strength continue to be our theme for growth since our first president, Hardin Roads, started on his quest. It is our people that make this quest of growth a reality.





Our commitment to shareholders is to continue to evolve a culture that values employees while emphasizing high performance results. We want and need our employees to strive for success because they have an ownership in the company. We want and need our employees to view their time spent here as a career rather than a job. We believe strongly in hiring the right attitude first and training for skills.

Our consolidated structure supports our delivery commitment and expands the scope of our lending capabilities, allowing us to deliver strength and service... every day.

1893
- Merchants National Bank, Muncie, IN

1988
- Pendleton Banking Company, Pendleton, IN

1991
- First United Bank, Middletown, IN

1996
- Union County National Bank, Liberty, IN
- The Randolph County Bank, Winchester, IN

1999
- First National Bank of Portland, Portland, IN
- Anderson Community Bank, Anderson, IN

2000
- Decatur Bank & Trust, Decatur, IN

2001
- Frances Slocum Bank & Trust, Wabash, IN

2002
- Lafayette Bank & Trust, Lafayette, IN

2003
- Commerce National Bank, Columbus, OH

2008
- Lincoln Bank, Plainfield, IN

2012
- Shelby County Bank, Shelbyville, IN

2013
- Citizens Financial Bank, Munster, IN

2014
- Community Bank, Noblesville, IN

2015
- Cooper State Bank, Columbus, OH
- Ameriana Bank, New Castle, IN

2017
- Arlington Bank, Columbus, OH
- iAB Financial Bank, Fort Wayne, IN

2019
- Monroe Bank & Trust, Monroe, MI

FIRST MERCHANTS BANK | P.O. Box 792, Muncie, IN 47308 | 1.800.205.3464
FIRST MERCHANTS PRIVATE WEALTH ADVISORS | A Division of First Merchants Bank | P.O. Box 792, Muncie, IN 47308 | 1.866.238.0082
CORP-SHEET-HISTORY-1218

FIRST MERCHANTS CORPORATION | Strategy & Key Lines of Business

VISION
To enhance the financial wellness of the diverse communities we serve

MISSION
To be the most responsive, knowledgeable and high-performing bank for our clients, teammates and shareholders

OUR TEAM
We are a collection of dynamic colleagues with diverse experiences and perspectives who share a passion for positively impacting lives. We are genuinely committed to attracting and engaging teammates of diverse backgrounds. We believe in the power of inclusion and belonging.

COMMERCIAL BANKING

Full Spectrum of Debt Capital and Treasury Service Offerings Located in Prime Growth Markets

- Small Business & SBA
- Middle Market C&I
- Investment Real Estate
- Public Finance
- Sponsor Finance
- Asset Based Lending
- Syndications
- Treasury Management
- Services
- Merchant Processing Services

CONSUMER BANKING

Diverse Locations in Growth Metro and Stable Rural Markets

Supported by:

- Talented Customer Service Oriented Banking Center and Call Center Professionals
- Competitive Digital Solutions
    - Deposit and CRM
    - Online Banking
    - Mobile Banking
- Full Spectrum of Mortgage & Consumer Lending Offerings

PRIVATE WEALTH ADVISORS

Comprehensive and coordinated approach to personal wealth management

Expertise in:

- Investment Management
- Private Banking
- Fiduciary Estate
- Financial Planning

Strengthen commercial relationships with personal services for executives/owners and retirement plan services for companies

Partner with consumer to offer personal investment advice through First Merchants Investment Services

First Merchants Corporation

FIRST MERCHANTS BANK
EMPLOYEE BENEFITS SUMMARY

First Merchants benefits strategy is designed to attract, retain, and motivate the best talent by providing highly valued healthcare, wellness, financial and work/life balance benefits. Our benefits strategy is designed to meet the needs of our employees and their families.

Eligibility: The following benefits are offered to all employees working 30 or more hours a week and are effective on the 1st of the month following 30 days of employment.

KEEPING EMPLOYEES & FAMILIES HEALTHY

NOTE: Spouses with medical coverage through their employer are not eligible for health insurance, however, may enroll in dental and vision coverage as long as the employee is enrolled in the coverage.

Health Insurance
- Two High Deductible Health Plans
- Preventive care is covered at 100%
- Prescription Drug Coverage

Dental Insurance
- Preventive services covered at 100% with no deductible

Vision Insurance
- No deductible
- One annual eye examination
- Contact lenses or eyeglass lenses every 12 months and frames every 24 months

Health Savings Account
- Must be covered by a High Deductible Health Plan
- Account is portable

Flexible Spending Accounts
- Three options to elect
  - Healthcare FSA
  - Limited Healthcare FSA
  - Dependent Care FSA

Wellness Incentives
- Two ways to save by earning wellness incentive HSA deposits.

  #1 – Non-tobacco use:
  - Employee Only: Eligible for $300
  - Family: Eligible for $600

  #2 – Annual Physical / Wellness Coaching/Age & Gender Screening:
  - Employee Only: Eligible for $450
  - Family: Eligible for $900

Additional Insurance Coverage
- Two additional voluntary employee paid insurance products are provided if the employee elects to enroll
  - Accident insurance
  - Critical Illness Insurance

PROTECTING LIFE & INCOME

Group Term Life Insurance
- Bank paid for full-time employees working 35 hours or more
- Equal to two times annual base salary (maximum benefit $200,000)

Accidental Death and Dismemberment
- Bank paid for full time employees working 35 hours or more
- Equal to two times annual base salary (maximum of $200,000)

Dependent Group Term Life Insurance
- Available for spouse and dependent children.
- Evidence of insurability not required for new employees

Voluntary Life
- Available for self, spouse or dependent children.

Short-Term Disability
- Bank paid for full time employees working 35 hours or more
- On the 8th day from the accident/illness, you will receive 60% of your weekly salary* for up to 13 weeks

  Maximum weekly benefit is $2,500 per week

Long-Term Disability
- Bank paid for full time employees working 35 hours or more
- Benefit level is 60% of monthly base pay and is offset by Social Security benefit.

Rev. 05/2021

PREPARING FOR THE FUTURE

Retirement Income & Savings Plan 401(k)

- All employees who are at least 18 years of age are eligible to participate immediately upon hire
- Plan allows employees to save from 1% to 75% of compensation (pre-tax or after-tax Roth)
- Company match of **100%** of the first 3% of employee contribution; plus **50%** of the next 3% of employee contribution
- Employees vest 20% of the employer match each year, with *100% vesting at 5 years.*
- Participants may request a loan from their 401(k) account

Employee Stock Purchase Plan

- All employees are eligible to participate in the Employee Stock Purchase Plan after 90 days of service prior to a quarterly entry date
- A maximum fair market value of $25,000 in stock can be purchased with an after-tax deduction during a calendar year
- The purchase price each quarter will be 85% of the average fair market value of the stock during the quarter (15% purchase price discount). The price cannot be less than 85% of the lesser of the fair market value at the beginning or end of the quarter

WORK LIFE BALANCE

Vacation

Vacation schedule for employees hired within a calendar year.

Date of Employment	PT < 20	PT 20 – 24	PT 25 – 29	PT 30 – 34	Non-Officers	Officers & AVP	VP & Above
		May Use Immediately					
Jan to Sept	None	48 hours	58 hours	68 hours	80 hours	15 days	20 days
Oct to Dec	None	None	None	None	None	8 days	10 days

Vacation schedule for subsequent years of employment beginning on January 1.

Years of Service	PT<20	PT 20 -24	PT 25-29	PT 30 – 34	Non-Officer	Officer & AVP	VP & Above
Up to 1 through 4 years	None	58 hours	70 hours	82 hours	96 hours	17 days	22 days
5 through 9 years	None	72 hours	87 hours	102 hours	120 hours	20 days	22 days
10 through 14 years	None	96 hours	116 hours	136 hours	160 hours	22 days	22 days
15 or more years	None	106 hours	128 hours	150 hours	176 hours	22 days	22 days

Parental Leave

- Full time employees with one (1) year of service may be paid for up to twenty (20) business days or eighty (160) hours following the birth or adoption of a child

Bank Holidays

- 11 paid holidays

Bereavement Time

- Time is given to assist employees during difficult time dependent upon the relation

Rev. 05/2021

Sick Leave

- Available to full and part time employees after three months of service
- During each subsequent year of service on January 1, full time employees receive 64 hours and part-time employees who regularly work more than 20 hours a week, sick leave will be prorated
- Sick time rolls over from year to year and accumulates up to a maximum of 300 hours

Educational Assistance

- Financial assistance available to full and part time employees' educational expenses after one year of service
- Educational Assistance can be used for undergraduate or graduate courses taken at an accredited institution
- Employees receive 75% tuition reimbursement and 50% book reimbursement provided the employee receives a grade of C or better
- Annual maximum for full time is $10,000 and part-time is $5,000

BANKING SERVICES DISCOUNTS

Checking Account

Savings Account

Employee Loans

Travelers Checks

Cashier's Checks

Personal Money Orders

Safe Deposit Boxes

Rev. 05/2021

First Merchants | *Employee Biography*



MARK HARDWICK

CHIEF EXECUTIVE OFFICER
765.751.1857
mhardwick@firstmerchants.com

Mark K. Hardwick currently serves as the Chief Executive Officer of First Merchants Corporation and First Merchants Bank.

Mark joined First Merchants in November of 1997 as corporate controller and was promoted to Chief Financial Officer in April of 2002. In June of 2007, Hardwick also assumed all leadership responsibilities related to operations, technology, and risk management for the corporation. In 2016, Mark's title expanded to include Chief Operating Officer, overseeing the leadership responsibilities for finance, operations, technology, risk, legal, and facilities for the corporation. In 2021, Mark was promoted to Chief Executive Officer. Prior to joining First Merchants Corporation, Mark served as a senior accountant with BKD, LLP in Indianapolis.

Mark is a graduate of Ball State University with a master's in business administration and bachelor's degree in accounting. He is also a certified public accountant and a graduate of the Stonier School of Banking.

Mark is a trustee for Ball State University, serving as the chair for the Audit Committee. Mark is also a member of Next Muncie. Mark was inducted into the Ball State University Athletics Hall of Fame in 2012. He was also the recipient of the Indianapolis Business Journal's "CFO of the Year" in 2012.

Mark and his wife, Cathy, live in Yorktown and have two children, Halie and Bryce.

COMMERCIAL BANKING | PERSONAL BANKING | PRIVATE WEALTH

Deposit accounts and loan products are offered by First Merchants Bank, Member FDIC, Equal Housing Lender.

First Merchants 800.205.3464 firstmerchants.com

First Merchants Private Wealth Advisors products are not FDIC insured, are not deposits of First Merchants Bank, are not guaranteed by any federal government agency, and may lose value. Investments are not guaranteed by First Merchants Bank and are not insured by any government agency.

MIKE STEWART
PRESIDENT 765.213.3434 mstewart@firstmerchants.com
Mike Stewart is President for First Merchants Corporation and First Merchants Bank, headquartered in Muncie, Indiana. The Bank also operates First Merchants Private Wealth Advisors. Mike oversees the Commercial, Private Wealth, and Consumer Lines of Business for the Bank.
Mike has a Masters in Business Administration from Butler University and a bachelor’s degree in Finance from Millikin University.
As an active leader in the community, Mike currently serves as a director and past chairman of Bosma Industries, Board of the Indiana State Chamber and board member of the 2nd Presbyterian Foundation. He is also an advisory board member of Oxer Capital Corporation and Centerfield Capital Corporation. His past involvement includes service as a director for Westminster Neighborhood Services, Park Tudor Planned Giving, and Junior Achievement of Central Indiana, Inc. Mike also previously served as chairman of the Seton Society (St. Vincent Hospital Foundation Organization) and an alumnus of the Diversity Leadership Group of Greater Indianapolis.

First Merchants | *Employee Biography*



MICHELE KAWIECKI

EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
765.213.3475
mkawiecki@firstmerchants.com

Michele Kawiecki's career with First Merchants began March 2015 after having spent 14 years with UMB Financial Corporation in Kansas City, Missouri. Her roles at UMB included having served as Senior Vice President of Capital Management and Assistant Treasurer for 4 years; Director of Corporate Development and the Enterprise Project Management Office for 3 years; and, Chief Risk Officer for 4 years. Prior to UMB she worked for PriceWaterhouseCoopers LLP as an Audit Manager.

She earned a Bachelor degree in Business and Accounting from Dakota Wesleyan University and both a Master of Science in Accounting and an Executive MBA from the University of Missouri-Kansas City.

COMMERCIAL BANKING | PERSONAL BANKING | PRIVATE WEALTH

Deposit accounts and loan products are offered by First Merchants Bank, Member FDIC, Equal Housing Lender.

First Merchants 800.205.3464 firstmerchants.com

First Merchants Private Wealth Advisors products are not FDIC insured, are not deposits of First Merchants Bank, are not guaranteed by any federal government agency, and may lose value. Investments are not guaranteed by First Merchants Bank and are not insured by any government agency.

First Merchants | *Employee Biography*



JOHN MARTIN

EXECUTIVE VICE PRESIDENT AND CORPORATE CHIEF CREDIT OFFICER

765.378.8534

jmartin@firstmerchants.com

John is Executive Vice President and Corporate Chief Credit Officer for First Merchants Corporation, headquartered in Muncie, Indiana with operations throughout Indiana, central Ohio, Michigan, and Illinois. The Corporation also operates First Merchants Private Wealth Advisors.

John's career with First Merchants began in 2007 as First Vice President and Senior Manager of Lending Processes. He was promoted to Deputy Chief Credit Officer in 2008, to Corporate Chief Credit Officer in 2009, and Executive Vice President in 2013. Prior to joining First Merchants, John was Senior Vice President and Credit Officer at National City Bank covering a multi-state portfolio.

John is a graduate of Indiana University with a Bachelor's degree in economics and holds a Masters of Business Administration from Case Western University, Weatherhead School of Management. John and his wife have two children and reside in Westfield, Indiana.

COMMERCIAL BANKING | PERSONAL BANKING | PRIVATE WEALTH

Deposit accounts and loan products are offered by First Merchants Bank, Member FDIC, Equal Housing Lender.

First Merchants 800.205.3464 firstmerchants.com

First Merchants Private Wealth Advisors products are not FDIC insured, are not deposits of First Merchants Bank, are not guaranteed by any federal government agency, and may lose value. Investments are not guaranteed by First Merchants Bank and are not insured by any government agency.

First Merchants | Employee Biography



STEPHAN FLUHLER
CHIEF INFORMATION OFFICER
765.378.8192
sfluhler@firstmerchants.com

Stephan Fluhler is the Senior Vice President, Chief Officer of First Merchants Corporation, headquartered in Muncie, that operates in Central Indiana, Ohio, and Michigan.

He began his career with First Merchants in 2000 and became our first Change Manager in April 2001, creating the Merger & Acquisition integration process he continues to evolve as we continue our growth. He was subsequently promoted to Director of Technology Services & Change Management in 2003 and then to Chief Technology Officer in 2006.

His banking career started in 1992 at Deutsche Financial Services. His positions there included Field Auditor, Credit Manager, Senior Portfolio Analyst and Chief Technology Specialist. Mr. Fluhler is a graduate of Barry University with a Bachelor's degree in Economics and Finance and an MBA from Ball State University.

COMMERCIAL BANKING | PERSONAL BANKING | PRIVATE WEALTH

Deposit accounts and loan products are offered by First Merchants Bank, Member FDIC, Equal Housing Lender.

First Merchants 800.205.3464 firstmerchants.com

First Merchants Private Wealth Advisors products are not FDIC insured, are not deposits of First Merchants Bank, are not guaranteed by any federal government agency, and may lose value. Investments are not guaranteed by First Merchants Bank and are not insured by any government agency.

First Merchants | Employee Biography



JEFF LORENTSON

CHIEF AUDIT EXECUTIVE

765.378.8205

jlorentson@firstmerchants.com

He began his career with First Merchants in 2001 as First Vice President and Corporate Controller. He left us briefly in 2006 for First Indiana Bank and was rehired in 2007. Prior to joining First Merchants, he was a senior manager for a global accounting and consulting firm where he served clients in the financial services, distribution and insurance industries. Mr. Lorentson served as Chief Risk Officer for the corporation until 2021.

Mr. Lorentson is a graduate of Eastern Illinois University with a Bachelor's degree in Accounting. He is a CPA for the State of Indiana and Illinois.

He supports his community by volunteering at Crown Financial Ministries as a budget counselor and at Fishers United Methodist Church Food Pantry.

COMMERCIAL BANKING | PERSONAL BANKING | PRIVATE WEALTH

Deposit accounts and loan products are offered by First Merchants Bank, Member FDIC, Equal Housing Lender.

First Merchants 800.205.3464 firstmerchants.com

First Merchants Private Wealth Advisors products are not FDIC insured, are not deposits of First Merchants Bank, are not guaranteed by any federal government agency, and may lose value. Investments are not guaranteed by First Merchants Bank and are not insured by any government agency.

First Merchants | *Employee Biography*



STEVE HARRIS

SENIOR VICE PRESIDENT & DIRECTOR - HUMAN RESOURCES

317.566.7663

sharris@firstmerchants.com

Mr. Harris is the Senior Vice President and Director of Human Resources, a position he has held since November of 2016. Mr. Harris joined First Merchants Bank on March 7, 2016 as the Director of Talent Development. His career in banking spans over 30 years with American National Bank and PNC Bank. Banking roles include - Ag Lender, Mortgage Loan Originator, Regional Sales Manager of Consumer Lending, Retail Regional Manager, Retail Sales and Service Manager, Director of Wealth Management University, Corporate Sales Trainer, and Regional Sales Training Manager.

He is a graduate of Purdue University with a Bachelor's in Agricultural Economics and earned his Master of Science from Indiana University in Adult Education. Mr. Harris is a recent past member of the board for the Rotary Club of Downtown Indianapolis and was previously the Executive Director/Board Member for VOCE Choral Group, a not-for-profit. He currently serves as Lay Leader of St. Luke's United Methodist Church in Indianapolis.

COMMERCIAL BANKING | PERSONAL BANKING | PRIVATE WEALTH

Deposit accounts and loan products are offered by First Merchants Bank, Member FDIC, Equal Housing Lender.

First Merchants 800.205.3464 firstmerchants.com

First Merchants Private Wealth Advisors products are not FDIC insured, are not deposits of First Merchants Bank, are not guaranteed by any federal government agency, and may lose value. Investments are not guaranteed by First Merchants Bank and are not insured by any government agency.

First Merchants Private Wealth Advisors | Employee Biography
MICHAEL JOYCE
PRESIDENT, PRIVATE WEALTH ADVISORS 317.566.6151 mjoyce@firstmerchants.com
Michael Joyce joined First Merchants in 2011 as the Director of Business Banking, a line of business he started for the company, before moving into his current role in early 2014.
Prior to joining First Merchants, Michael was Executive Vice President of Retail Banking for PNC in Indiana. During his tenure with PNC/National City and Morgan Stanley he held Executive leadership positions in Wealth Management, Retail and Business Banking.
Michael received his bachelor’s degree in History from the University of Dayton and masters in Business Administration from the University of Notre Dame. He is a past member of the Securities Industry Association Continuing Education Committee and Training Director’s Roundtable and has held FINRA Series 7, 24, 63, 65, and 31 licenses.
As an active leader in Central Indiana, Michael serves on the board of the Ronald McDonald House Charities and previously served as the Treasurer of the Indianapolis Public Library Foundation. He has been previously recognized by the Indianapolis Business Journal as a “Forty Under 40”.
Michael and his wife Therese have three children and reside in Carmel, IN.
C OMMER C I A L B A N K I N G | P E R S O N A L B A N K I N G | P R I VAT E W E A LT H
Deposit accounts and loan products are offered by First Merchants Bank, Member FDIC, Equal Housing Lender.
BIO-SHEET-JOYCEMICHAEL-0619
First Merchants
Private Wealth Advisors 800.205.3464    firstmerchants.com
First Merchants Private Wealth Advisors products are not FDIC insured, are not deposits of First Merchants Bank, are not guaranteed by any federal government agency, and may lose value. Investments are not guaranteed by First Merchants Bank and are not insured by any government agency.

First Merchants | *Employee Biography*



GREG MATHER
SENIOR VICE PRESIDENT CHIEF MARKETING OFFICER
317.566.7653
gmather@firstmerchants.com

Greg Mather currently serves as Chief Marketing Officer of First Merchants Corporation and First Merchants Bank.

Greg joined First Merchants in August of 2021. Prior to joining First Merchants, Greg held marketing leadership roles at a variety of some of America's most admired companies in financial services: USAA, SunTrust (now Truist), and BMO Harris Bank. Greg also has relevant experience by having served as CMO of 1st Source Bank, a community bank headquartered in South Bend with assets just over $5 billion.

Greg is a graduate of the University of Texas with a bachelor's degree in Finance. Greg also earned an MBA in Marketing from the University of Toledo.

Greg and his wife, Colleen, have two children: Katie and Molly.

COMMERCIAL BANKING | PERSONAL BANKING | PRIVATE WEALTH

Deposit accounts and loan products are offered by First Merchants Bank, Member FDIC, Equal Housing Lender.

First Merchants 800.205.3464 firstmerchants.com

First Merchants Private Wealth Advisors products are not FDIC insured, are not deposits of First Merchants Bank, are not guaranteed by any federal government agency, and may lose value. Investments are not guaranteed by First Merchants Bank and are not insured by any government agency.

First Merchants | Employee Biography



CARRIE A. VALEK

PRESIDENT, CONSUMER BANKING

765.254.3344

cvalek@firstmerchants.com

Carrie A. Valek currently serves as President of Consumer Banking for First Merchants Bank. Carrie joined First Merchants Bank in August 2012 as Vice President and Retail Market Leader. Her banking career includes leadership positions in several banks, including Senior Vice President of Retail Banking for Indiana Bank and Trust Company and Senior Vice President, Market Executive at National City Bank.

Carrie is a graduate of the Indiana Kelley School of Business with a Bachelor of Science degree in Business Administration. Her areas of academic concentration include marketing as well as distribution management. She earned her MBA from Indiana Wesleyan University and is a graduate of the ABA Stonier School of Banking.

Carrie is co-owner of Touchstone Counseling, a mental health counseling practice devoted to supporting individuals, couples and families to achieve personal growth goals through solution-focused therapy. She is an active volunteer in her community, and serves on the board of the Boys and Girls Club of Noblesville.

Carrie and her husband, Tom, reside in Noblesville, IN and have two sons, Ethan and Dylan.

COMMERCIAL BANKING | PERSONAL BANKING | PRIVATE WEALTH

Deposit accounts and loan products are offered by First Merchants Bank, Member FDIC, Equal Housing Lender.

First Merchants 800.205.3464 firstmerchants.com

First Merchants Private Wealth Advisors products are not FDIC insured, are not deposits of First Merchants Bank, are not guaranteed by any federal government agency, and may lose value. Investments are not guaranteed by First Merchants Bank and are not insured by any government agency.

First Merchants | Employee Biography



MICHAEL HURST

PRESIDENT, REGION BANKING

317.566.6121

mhurst@firstmerchants.com

Michael Hurst is the President of Region Banking with First Merchants Bank, a position he has held since 2021. Prior to that, he served as regional President for the Indianapolis region. He began his banking career as a regulator for the Federal Home Loan Bank of Indianapolis – Office of Thrift of Supervision, where he remained for 8 years. Mike worked for National City Bank, in a variety of credit and lending roles, from 1994 until 2009, when he joined Lincoln Bank/First Merchants Bank as Senior Commercial Lending Manager.

Mr. Hurst is a graduate of Purdue University with a Bachelor of Science in Management, a Bachelor of Arts in Psychology, and Master of Science in Management.

Mike is active in the community and has served on various philanthropic boards. He currently serves as Vice Chairman of the Board for Susie's Place Child Advocacy Center. He also serves on the Executive Committee for the Morgan County Economic Development Corporation and is active in his church, St. Martin of Tours.

COMMERCIAL BANKING | PERSONAL BANKING | PRIVATE WEALTH

Deposit accounts and loan products are offered by First Merchants Bank, Member FDIC, Equal Housing Lender.

First Merchants 800.205.3464 firstmerchants.com

First Merchants Private Wealth Advisors products are not FDIC insured, are not deposits of First Merchants Bank, are not guaranteed by any federal government agency, and may lose value. Investments are not guaranteed by First Merchants Bank and are not insured by any government agency.

First Merchants | Employee Biography



CHAD KIMBALL
SENIOR VICE PRESIDENT & CHIEF RISK OFFICER
317.566.6121
ckimball@firstmerchants.com

Chad Kimball is Senior Vice President and Chief Risk Officer of First Merchants Corporation. Chad has more than 20 years of risk management experience. Throughout Chad's career he has held risk leadership positions with KPMG and EY where he had the opportunity to work with many financial service organizations including US Bank, Huntington Bank, First Financial Bancorp, Park National Bank, Fifth Third Bank, Old National Bank, Republic Bancorp, Provident Bank, and more. He also spent time at GE Aviation, where he served as the Global Director of Regulatory Risk and Compliance.

Most recently, Chad served as Senior Vice President of Risk with Huntington Bank where he led the risk teams for several key Basel aligned functions including Internal/External Fraud, Third Party Risk, Destruction of Physical Assets, Business Disruptions and System Failures, Employment Practices and Workplace Safety. He also led other areas from a second line risk perspective such as insider threat, records management, and the build out of both the operational resilience function and the Artificial Intelligence and Machine Learning risk management framework.

Chad earned his BS in Accounting with a minor in Computer Science from the University of Rio Grande and is a certified Information System Auditor and Certified Internal Auditor.

COMMERCIAL BANKING | PERSONAL BANKING | PRIVATE WEALTH

Deposit accounts and loan products are offered by First Merchants Bank, Member FDIC, Equal Housing Lender.

First Merchants 800.205.3464 firstmerchants.com

First Merchants Private Wealth Advisors products are not FDIC insured, are not deposits of First Merchants Bank, are not guaranteed by any federal government agency, and may lose value. Investments are not guaranteed by First Merchants Bank and are not insured by any government agency.

First Merchants | Employee Biography



SCOTT MCKEE
DIRECTOR - CORPORATE SOCIAL RESPONSIBILITY
765.747.1370
smckee@firstmerchants.com

Scott McKee serves as the Director of Corporate Social Responsibility for First Merchants Bank.

Mr. McKee's banking career began in 1988. Prior to joining First Merchants, Scott was Senior Vice President and Regional Commercial Lending Executive for Old National Bank. Scott most recently served as the Regional President for First Merchants' Muncie Region. His banking responsibilities have ranged from Commercial Banker to Sales Manager in two separate organizations.

Mr. McKee is a graduate of Ball State University, with a Bachelor's degree in Corporate Finance. He obtained a MBA degree from Butler University. Scott is active in his church and a variety of philanthropic causes.

COMMERCIAL BANKING | PERSONAL BANKING | PRIVATE WEALTH

Deposit accounts and loan products are offered by First Merchants Bank, Member FDIC, Equal Housing Lender.

First Merchants 800.205.3464 firstmerchants.com

First Merchants Private Wealth Advisors products are not FDIC insured, are not deposits of First Merchants Bank, are not guaranteed by any federal government agency, and may lose value. Investments are not guaranteed by First Merchants Bank and are not insured by any government agency.

First Merchants | *Employee Biography*



JOE PETERSON

PRESIDENT, STRUCTURED FINANCE

317.566.7662

jpeterson@firstmerchants.com

Joe Peterson joined First Merchants Bank in 2014. Mr. Peterson is responsible for both new business development and portfolio management in the Public Finance, Sponsor Finance, Asset Based Lending and Debt Capital Markets business units. Prior to joining First Merchants, he was Senior Vice President at PNC Bank responsible for business development focused on financial intermediaries and middle market companies in Indiana and Kentucky. Joe began his career at GE Capital working in both the Equipment Finance Group and the Corporate Lending Group.

Mr. Peterson received a Bachelor's degree in Political Science from DePauw University. He is a current or past member of the Association for Corporate Growth, the Commercial Finance Association, the Turnaround Management Association and the Indiana Association for Corporate Renewal.

Joe is active with organizations focused on improving the lives of veterans and providing food to the food insecure. He also volunteers for the Carmel Dads Club as a league commissioner and coach.

COMMERCIAL BANKING | PERSONAL BANKING | PRIVATE WEALTH

Deposit accounts and loan products are offered by First Merchants Bank, Member FDIC, Equal Housing Lender.

First Merchants 800.205.3464 firstmerchants.com

First Merchants Private Wealth Advisors products are not FDIC insured, are not deposits of First Merchants Bank, are not guaranteed by any federal government agency, and may lose value. Investments are not guaranteed by First Merchants Bank and are not insured by any government agency.

First Merchants | *Employee Biography*



NICOLE WEAVER

VICE PRESIDENT & DIRECTOR OF CORPORATE ADMINISTRATION

765.521.7619

nweaver@firstmerchants.com

Nicole Weaver is the Vice President and Director of Corporate Administration. Her career began with First Merchants through the acquisition of Ameriana Bancorp in 2015. Prior to joining First Merchants, Ms. Weaver served as Vice President of Investor Relations, Corporate Secretary and Executive Assistant at Ameriana Bancorp and Ameriana Bank. Responsibilities included overseeing the Company's public market-related compliance and reporting, investor relations, and the communications to the Board of Directors. Ms. Weaver also managed all management committees' organization and communications.

Ms. Weaver received a Master of Jurisprudence from Indiana University McKinney School of Law and a Bachelor of Science degree from Ball State. She also holds a Graduate Certificate in Public Management from Indiana University.

Ms. Weaver is active within the community serving as a director for Healthy Communities of Henry County and volunteering with many nonprofit organizations.

COMMERCIAL BANKING | PERSONAL BANKING | PRIVATE WEALTH

Deposit accounts and loan products are offered by First Merchants Bank, Member FDIC, Equal Housing Lender.

First Merchants 800.205.3464 firstmerchants.com

First Merchants Private Wealth Advisors products are not FDIC insured, are not deposits of First Merchants Bank, are not guaranteed by any federal government agency, and may lose value. Investments are not guaranteed by First Merchants Bank and are not insured by any government agency.